UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or the “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that at the Board of Directors meeting held on October 26, 2017, as recommended by the Statutory Auditing Committee, was approved the hiring of PricewaterhouseCoopers Auditores Independentes (“PWC”), as the independent auditing firm of the Company, substituting the BDO RCS Auditores Independentes S/S (“BDO”), which services agreement will expire at the end of this fiscal year. The agreement with PWC will have a term of 5 years, starting on January 1st, 2018, which can be renewed for another 5 years, at the Company’s discretion, according to the article 31-A of CVM Instruction n. 308, of May 14, 1999, as amended (“ICVM 308/99”).

The substitution of the auditing company is due to the end of the term of the services agreements with BDO.

BDO has expressed its consent about its substitution as the independent auditing firm of the Company, according to the article 28 of ICVM 308/99.

São Paulo, November 1st, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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